CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

September 17, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONE Midstream Partners LP
Registration Statement on Form S-1
Correspondence submitted September 16, 2014
File No. 333-198352

Ladies and Gentlemen:

Set forth below are the responses of CONE Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2014, with respect to the Partnership’s correspondence submitted to the Commission on September 16, 2014 regarding the Partnership’s registration statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (the “Amendment No. 3”). For your convenience, we have hand delivered five copies of Amendment No. 3 marked to show all changes made since the previous filing of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Exhibit A

Dilution, page 56

1.

We note your statements that the pro forma net tangible book value of the contributed assets and liabilities is $476.6 million. From the pro forma balance sheet on page F-6 of Am. No. 2 to the Form S-1, this appears to include $32.8 million of assets and liabilities of facilities included in the CONE Midstream Partners LP Predecessor financial statements that will not be contributed to the Partnership and are not

Securities and Exchange Commission

included in the Anchor Systems, Growth Systems or Additional Systems. It does not appear that such assets should be included as part of net tangible book value. Please explain to us why you believe it is appropriate to include them or remove them from the computation. Please also adjust the total consideration paid by the general partner and its affiliates on page 57 to reflect the actual consideration paid.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 56-57.

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani Chief Financial Officer CONE Midstream GP LLC

Cc:	Lisa Sellars, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission
John T. Lewis, CONE Midstream GP LLC
Kirk Moore, CONE Midstream GP LLC
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP
David Oelman, Vinson & Elkins L.L.P.
Jeffery Malonson, Vinson & Elkins L.L.P.